January 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:David Gessert

Re:	Athira Pharma, Inc. Draft Registration Statement on Form S-1 Submitted January 6, 2021

Registration Statement on Form S-1 to be filed on January 19, 2021

(File No. 333-           )

Acceleration Request Requested Date:Wednesday, January 20, 2021 Requested Time:4:30 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Athira Pharma, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-               ) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Michael Nordtvedt at (206) 883-2524 or Bryan King at (206) 883-2535.

[Signature page follows]

Securities and Exchange Commission

January 15, 2021

Sincerely,

ATHIRA PHARMA, Inc.

/s/ Leen Kawas

Leen Kawas

President and Chief Executive Officer

Enclosures

cc:Glenna Mileson, Athira Pharma, Inc.

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati P.C.

Bryan D. King, Wilson Sonsini Goodrich & Rosati P.C.

Charles S. Kim, Cooley LLP

Alan D. Hambelton, Cooley LLP

Oren Lang-Furr, Ernst & Young LLP